EXHIBIT 23

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Air Products and Chemicals, Inc.:

We consent to the incorporation by reference of our report dated 26 November 2013, with respect to the consolidated balance sheets of Air Products and Chemicals, Inc. and Subsidiaries as of 30 September 2013 and 2012, and the related consolidated income statements, consolidated comprehensive income statements, consolidated statements of equity, and cash flows for each of the years in the three-year period ended 30 September 2013, the effectiveness of internal control over financial reporting as of 30 September 2013, and the related financial statement schedule which report appears in the 30 September 2013 Annual Report on Form 10-K of Air Products and Chemicals, Inc.

/s/ KPMG LLP

Philadelphia, Pennsylvania

16 May 2014